Filed by J1 Holdings Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Altimeter Growth Corp.

Commission File No.: 001-39573

Grab is going public in $40 billion SPAC deal, the biggest on record

CNN Business

By Michelle Toh

13 April 2021

Southeast Asia’s ride-hailing giant Grab is setting the stage for an eye-popping Wall Street debut.

The Singapore-based startup announced Tuesday that it would merge with a special-purpose acquisition company, or SPAC, backed by Altimeter Capital in a deal that would pave the way for a New York listing and value Grab at about $39.6 billion.

That’s more than twice the roughly $16 billion the firm was last privately valued at, and would mark the biggest-ever deal with a SPAC, or blank-check company, according to Dealogic. The previous SPAC record was held by United Wholesale Mortgage, a US home loan provider, which snagged an $18.3 billion valuation last fall, according to the data provider.

Under the deal, Grab is raising more than $4 billion in cash from investors including Fidelity, BlackRock, T. Rowe Price, Abu Dhabi sovereign wealth fund Mubadala, and Singapore government investment arm Temasek. US investment firm Altimeter Capital is putting up $750 million.

Grab plans to start trading on the NASDAQ under ticker symbol “GRAB” in the coming months.

Sign of SPAC frenzy

SPACs are shell companies with limited or no operating assets. They usually go public solely to raise money from investors that is then used to buy existing businesses.

These firms used to be sneered at on Wall Street, but have taken off globally in a big way over the past year. More than 310 have already been launched in 2021, already beating last’s year total of 257, according to data from Refinitiv. They raised almost $93 billion during the first quarter of this year alone.

Grab is the latest big name to merge with a SPAC as a means of going public. Recently, a slew of major companies have chosen to take the same route to market, including Playboy, DraftKings, and electric vehicle startups Nikola and Arrival.

According to Refinitiv, 110 SPAC combinations worth $232 billion were announced during the first three months of the year.

Billionaires and celebrities are looking for a piece of the action by setting up SPACs of their own. Richard Branson and Peter Thiel, as well as athletes such as Alex Rodriguez and Colin Kaepernick, pop star Ciara, investor Bill Ackman and former White House economic adviser Larry Kudlow, have all gotten in on the act.

But the boom is increasingly drawing the attention of regulators like the Securities and Exchange Commission. The agency has warned that everyday investors shouldn’t throw their money behind SPACs just because there’s a celebrity attached, and on Monday indicated that it would ramp up scrutiny of SPAC accounting practices.

Grab’s path forward

Grab said Tuesday that its reverse merger is unlike other such deals.

It pointed out, for example, that the shares acquired by Altimeter will be subject to a three-year lockup period, which it said is significantly longer than similar transactions and highlighted confidence in the startup’s long-term potential.

Asked why the firm chose to go public in the United States, rather than in Southeast Asia, Grab co-founder Tan Hooi Ling said that the company wanted to tap into its larger investor base.

“For us, the US listing is important because it gives us access to the widest global base of liquidity,” she told CNN Business in an interview Tuesday.

“At the same time, we’re still exploring alternatives on whether we can do a concurrent listing locally as well, and those are still existing conversations that we’re exploring.”

Grab was founded by Tan and fellow Malaysian entrepreneur Anthony Tan in 2012, and quickly soared to become Southeast Asia’s most valuable private company. It acquired Uber’s Southeast Asia business in 2018, and has since expanded into a variety of other services, including food delivery, digital payments and even financial services.

In recent years, the firm has set out to cast itself as the provider of a “super-app,” letting users do everything from booking rides to taking out insurance and loans. Its business has swelled to reach over 25 million users each month who use the app to make a transaction, across nearly 430 cities in eight countries.

The company is comparable to a mashup of “Uber plus DoorDash plus Ant Financial, all in a single app,” according to Altimeter Capital CEO Brad Gerstner.

Prior to the SPAC deal, Grab had already raised more than $10 billion from a roster of heavyweight investors, including Japanese conglomerate SoftBank (SFTBF) and Chinese ride-hailing firm Didi Chuxing, which is planning to file confidentially for its own IPO in New York in the coming weeks, according to a person familiar with the matter. Grab has also been a winner of the coronavirus crisis. Last year, its gross merchandise value, a measure of sales, reached $12.5 billion, higher than pre-pandemic levels and more than double that of 2018, according to the company.

Link to article: https://www.cnn.com/2021/04/13/investing/grab-altimeter-us-spac-ipo-intl-hnk/index.html

Forward-Looking Statements

This document includes “forward-looking statements” within the meaning of the federal securities laws with respect to the proposed transaction between Grab Holdings Inc. (“Grab”), J1 Holdings Inc. (“PubCo”) and Altimeter Growth Corp. (“AGC”), and also contains certain financial forecasts and projections. All statements other than statements of historical fact contained in this document, including, but not limited to, statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of Grab, market size and growth opportunities, competitive position, technological and market trends and the potential benefits and expectations related to the terms and timing of the proposed transactions, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” or other similar expressions. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of AGC and Grab, which are all subject change due to various factors including, without limitation, changes in general economic conditions as a result of COVID-19. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this document, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results.

The forward-looking statements and financial forecasts and projections contained in this document are subject to a number of factors, risks and uncertainties. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in domestic and foreign business, market, financial, political and legal conditions; the timing and structure of the business combination; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the inability of the parties to successfully or timely consummate the business combination, the PIPE investment and other transactions in connection therewith, including as a result of the COVID-19 pandemic or the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination or that the approval of the shareholders of AGC or Grab is not obtained; the risk that the business combination disrupts current plans and operations of AGC or Grab as a result of the announcement and consummation of the business combination; the ability of Grab to grow and manage growth profitably and retain its key employees including its chief executive officer and executive team; the inability to obtain or maintain the listing of the post-acquisition company’s securities on Nasdaq following the business combination; failure to realize the anticipated benefits of business combination; risk relating to the uncertainty of the projected financial information with respect to Grab; the amount of redemption requests made by AGC’s shareholders and the amount of funds available in the AGC trust account; the overall level of demand for Grab’s services; general economic conditions and other factors affecting Grab’s business; Grab’s ability to implement its business strategy; Grab’s ability to manage expenses; changes in applicable laws and governmental regulation and the impact of such changes on Grab’s business, Grab’s exposure to litigation claims and other loss contingencies; the risks associated with negative press or reputational harm; disruptions and other impacts to Grab’s business, as a result of the COVID-19 pandemic and government actions and restrictive measures implemented in response; Grab’s ability to protect patents, trademarks and other intellectual property rights; any breaches of, or interruptions in, Grab’s technology infrastructure; changes in tax laws and liabilities; and changes in legal, regulatory, political and economic risks and the impact of such changes on Grab’s business. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of PubCo’s registration statement on Form F-4, the proxy statement/consent solicitation statement/prospectus discussed below, AGC’s Quarterly Report on Form 10-Q and other documents filed by PubCo or AGC from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, there may be additional risks that neither AGC nor Grab presently know, or that AGC or Grab currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements reflect AGC’s and Grab’s expectations, plans, projections or forecasts of future events and view. If any of the risks materialize or AGC’s or Grab’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

Forward-looking statements speak only as of the date they are made. AGC and Grab anticipate that subsequent events and developments may cause their assessments to change. However, while PubCo, AGC and Grab may elect to update these forward-looking statements at some point in the future, PubCo, AGC and Grab specifically disclaim any obligation to do so, except as required by law. The inclusion of any statement in this document does not constitute an admission by Grab nor AGC or any other person that the events or circumstances described in such statement are material. These forward-looking statements should not be relied upon as representing AGC’s or Grab’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. In addition, the analyses of Grab and AGC contained herein are not, and do not purport to be, appraisals of the securities, assets or business of the Grab, AGC or any other entity.

Non-IFRS Financial Measures

This document may also include references to non-IFRS financial measures. Such non-IFRS measures should be considered only as supplemental to, and not as superior to, financial measures prepared in accordance with IFRS, and such non-IFRS measures may be different from non-IFRS financial measures used by other companies.

Important Information About the Proposed Transactions and Where to Find It

This document relates to a proposed transaction between Grab and AGC. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transactions will be submitted to shareholders of AGC for their consideration.

PubCo intends to file a registration statement on Form F-4 (the “Registration Statement”) with the SEC which will include preliminary and definitive proxy statements to be distributed to AGC’s shareholders in connection with AGC’s solicitation for proxies for the vote by AGC’s shareholders in connection with the proposed transactions and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Grab’s shareholders in connection with the completion of the proposed business combination. AGC and PubCo also will file other documents regarding the proposed transaction with the SEC.

After the Registration Statement has been filed and declared effective, AGC will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed transactions. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that AGC will send to its shareholders in connection with the business combination. AGC’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with AGC’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed transactions, because these documents will contain important information about AGC, PubCo, Grab and the proposed transactions. Shareholders and investors may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by AGC, without charge, at the SEC’s website located at www.sec.gov or by directing a request to AGC. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

AGC, PubCo and Grab and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from AGC’s shareholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of AGC’s shareholders in connection with the proposed transactions will be set forth in PubCo’s proxy statement/prospectus when it is filed with the SEC. You can find more information about AGC’s directors and executive officers in AGC’s final prospectus filed with the SEC on September 30, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.